FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 12a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                November 13, 1998

                           Commission File No. 0-26498

                             NUR MACROPRINTERS LTD.
             (Exact Name of Registrant as specified in its Charter)

                                 Not Applicable
                 (Translation of Registrant's Name into English)

                              5 David Navon Street
                                Moshav Magshimim
                                  56910, Israel
                    (Address and principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]         Form 40-F  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [ ]              No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

      Attached hereto and incorporated by reference herein is the Registrant's Notice of Annual Meeting of Shareholders and Proxy Statement dated November 13, 1998 delivered to the Shareholders on such date with the Registrant's amended Annual Report on Form 20-F/A for the year ended December 31, 1997, which amended Annual Report was filed with the Securities and Exchange Commission on November 10, 1998.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         NUR MACROPRINTERS LTD.



Date:    November 13, 1998                 By:  /s/ Erez Shachar
                                              ---------------------------
                                         Name:    Erez Shachar
                                         Title:   Chief Executive Officer


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

                             NUR MACROPRINTERS LTD.
                              5 David Navon Street
                             Moshav Magshimim 56910
                                     Israel



         NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON
                                December 8, 1998



To our Shareholders:

      The Annual General Meeting of Shareholders of NUR Macroprinters Ltd. (the "Company") will be held at the offices of Nur America, Inc., 33 Needham Street, Newton, MA 02461, on December 8, 1998, at 10:00 a.m. local time, and thereafter as it may be adjourned from time to time (the "Meeting"), for the following purposes:

      1. To report on the business of the Company for the year ended December 31, 1997, and receive and consider the Auditors' Report and the Company's Consolidated Financial Statements for the year ended December 31, 1997;

      2. To elect members to serve on the Board of Directors of the Company (the "Board") until the next Annual General Meeting of Shareholders and until their respective successors are duly elected and qualified;

      3. To reappoint Kost Forer & Gabbay as the independent public accountants of the Company for the fiscal year ending December 31, 1998, and until the next Annual General Meeting of Shareholders, and empowering the Board to determine the basis of their compensation in accordance with the volume and nature of their services;

      4. To approve the amendment to the Company's 1997 Stock Option Plan to increase the number of Ordinary Shares of the Company, NIS 1.0 nominal value per share ("Ordinary Shares"), authorized under such plan from 1,200,000 Ordinary Shares to 1,700,000 Ordinary Shares;

      5. To approve the adoption of the 1998 Non-Employee Director Share Option Plan, which provides for the granting of options to non-employee directors to purchase, in the aggregate, up to 250,000 Ordinary Shares;

      6. To approve certain compensation paid and to be paid to a certain officer and a member of the Board, including salary, bonus and options to the President and Chief Executive Officer and options to a certain director; and

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

      7. To act upon any other matters that may properly come before the Meeting or any adjournments thereof.

      Pursuant to the Company's Articles of Association, the Board has fixed the close of business on November 6, 1998 as the date for determining the holders of record of Ordinary Shares entitled to notice of and to vote at the Meeting and any adjournments thereof.

      The Company expects to mail this proxy statement, the accompanying form of proxy, and the Company's annual report on Form 20-F/A for the fiscal year ended December 31, 1997, with the Company's Consolidated Financial Statement for the year ended December 31, 1997 to shareholders on or about November 13, 1998.

      You are cordially invited to attend the Meeting, as the Board believes that the shareholders of the Company should be represented as fully as possible at the Meeting. Whether or not you plan to be present, kindly complete and sign the enclosed proxy exactly as your name appears on the envelope containing this Notice of Annual General Meeting and mail it promptly so that your votes may be recorded. If you attend the Meeting, you may revoke your proxy and vote your shares in person. The Company's Proxy Statement is furnished herewith.

      Joint holders of Ordinary Shares should take note that, pursuant to
Article 26.5 of the Articles of Association of the Company, the right to vote at the Annual General Meeting shall be conferred exclusively upon the senior amongst the joint owners attending the Annual General Meeting, in person or by proxy, and for this purpose, seniority shall be determined by the order in which the names stand in the Company's Register of Members.


                                    By Order of the Board of Directors,

                                    /s/ Dan Purjes
                                    ---------------------
                                    Dan Purjes
                                    Chairman of the Board
November 13, 1998

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. THE COMPANY'S ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997, IS ENCLOSED FOR YOUR REVIEW BUT DOES NOT FORM A PART OF THE PROXY SOLICITATION MATERIAL.

                                    Mailing Address:
                                    NUR Macroprinters Ltd.
                                    P.O. Box 10053
                                    Moshav Magshimim 56910
                                     Israel


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                             NUR MACROPRINTERS LTD.
                              5 David Navon Street
                             Moshav Magshimim 56910
                                     Israel

                     --------------------------------------

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS
                         To be held on December 8, 1998

                     --------------------------------------


                                 PROXY STATEMENT

      This Proxy Statement is furnished to the holders of Ordinary Shares, NIS
1.0 nominal value (the "Ordinary Shares"), of NUR Macroprinters Ltd. (the "Company") in connection with the solicitation by the Board of Directors of the Company (the "Board") for use at the Annual General Meeting of Shareholders of the Company to be held at the offices of Nur America, Inc., 33 Needham Street, Newton, MA 02461, on December 8, 1998, at 10:00 a.m., local time, and thereafter as it may be adjourned from time to time (the "Meeting").

      At the Meeting, the shareholders of the Company will be asked, among other things, (a) to consider the Auditor's Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 1997; (b) to elect members to the Board; (c) to vote upon a proposal to reappoint Kost Forer & Gabbay as the independent public accountants of the Company for the current fiscal year and until the next Annual General Meeting of Shareholders, and to authorize the Board to fix their compensation; (d) to vote upon a proposal to approve the amendment to the Company's 1997 Stock Option Plan (the "1997 Plan") to increase the number of Ordinary Shares authorized under such plan from 1,200,000 Ordinary Shares to 1,700,000 Ordinary Shares; (e) to vote upon a proposal to adopt the 1998 Non-Employee Director Share Option Plan, which provides for the granting of options to non-employee directors to purchase, in the aggregate, up to 250,000 Ordinary Shares; (f) to vote upon a proposal to approve certain compensation paid and to be paid to a certain officer and a member of the Board, including salary, bonus and options to the Chief Executive Officer and options to a certain director; and (g) to act upon such other matters as may properly come before the Meeting, all as more fully described below.

                             A. GENERAL INFORMATION

      Voting of Proxies. A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. By appointing "proxies," shareholders may vote their Ordinary Shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendation of the Board. Shares represented by executed and unrevoked proxies will be voted. On all other matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote "for" or "against" the matter, although they will be counted to determine if a quorum is present. The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice of Annual General Meeting of Shareholders included with this Proxy Statement. If any other business is properly brought before the Meeting, however, it is the intention of the person(s) named as proxies to vote in respect thereof in accordance with their best judgment.

      Revocation of Proxies. The proxy solicited hereby may be revoked at any time prior to its exercise by means of a written notice delivered to the Company at 5 David Navon Street, Moshav Magshimin, Israel, or by mail to P.O. Box 10053, Moshav Magshimin 56910, Israel, as shown on the Notice of Annual General Meeting of Shareholders included with this Proxy Statement, by the substitution of a new proxy bearing a later date, or by a request for the return of the proxy at the Meeting.

      Shareholders Entitled to Vote. Only holders of record of Ordinary Shares at the close of business on November 6, 1998, are entitled to notice of and to vote at the Meeting (the "Record Date"). As of the Record Date there were 10,880,000 Ordinary Shares outstanding. Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting.

      Votes Required; Quorum; No Cumulative Voting. The proposals discussed in this Proxy Statement are ordinary resolutions which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. To conduct business at the Meeting, two or more shareholders must be present, in person or by proxy, representing more than 50% of the total Ordinary Shares outstanding as of the Record Date, i.e., a quorum. The Articles of Association of the Company do not provide for cumulative voting for the election of the directors or for any other purpose. The votes of all shareholders voting on each matter will be counted, including the votes of the officer and directors a portion of whose compensation terms are proposed to be approved.

      Mailing of Proxy Statement; Expenses; Solicitation. The Company expects to mail this Proxy Statement and the enclosed form of proxy to shareholders on or about November 13, 1998. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers, and employees of the Company, without receiving additional compensation therefor, may solicit proxies by telephone, telegraph, in person, or by other means. Brokerage firms, nominees, fiduciaries, and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of Ordinary Shares of the Company held of record by such persons, and the Company will reimburse such brokerage, nominees, fiduciaries, and other custodians for reasonable out-of-pocket expense incurred by them in connection therewith.

                      B. MATTERS SUBMITTED TO SHAREHOLDERS

                  1. CONSIDERATION OF THE AUDITORS' REPORT AND
                      THE CONSOLIDATED FINANCIAL STATEMENTS

      The Board of Directors recommends that the shareholders receive and consider the Auditor's Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 1997. At the Meeting, the Board will propose that the following Ordinary Resolution be adopted:

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

      "RESOLVED, that the Auditor's Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 1997, be, and the same hereby are, and each hereby is, received and considered."

      Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby "for" the proposal.

      The Board of Directors recommends a vote "for" approval of this proposed resolution.

                            2. ELECTION OF DIRECTORS

      At the Meeting, the shareholders will elect members to serve on the Board. It is the intention of the persons named in the proxy to vote for the election of the nominees named below, all of whom currently serve as directors of the Company, each to hold office until the next Annual General Meeting of Shareholders and until their respective successors are duly elected and qualified, unless any office is vacated earlier under any relevant provisions of the Articles of Association of the Company. The Company is unaware of any reason why any of the nominees, if elected, should be unable to serve as a member of the Board. If any of such nominees are unable to serve, the persons named in the proxy will vote the share "for" the election of such other nominees as the Board may propose. All nominees listed below have advised the Board that they intend to serve as members of the Board if elected.

Nominees for the Board of Directors

      The nominees for directors are:

Name                      Age     Position with the Company
----                      ---     -------------------------
Dan Purjes(1)              48     Chairman of the Board of Directors
Erez Shachar               35     President, Chief Executive Officer and
                                    Director
Yoram Ben-Porat            43     Director and President of Nur Media
                                  Solutions S.A.
Robert L. Berenson(2)      58     Director
Roni Ferber(1)(2)          55     Director
Robert F. Hussey(1)(2)     49     Director
---------

(1)   Member of the Company's Stock Option Committee.
(2)   Member of the Company's Audit Committee.

      Dan Purjes has served as the Chairman of the Board of the Company since April 1997. Mr. Purjes is the Chairman and Chief Executive Officer of Josephthal & Co. Inc. ("Josephthal"), an investment banking and brokerage firm which is a member of the New York Stock Exchange. Prior to joining Josephthal in 1985, Mr. Purjes was a Vice President with a number of securities firms, including Bear Stearns & Co. and L.F. Rothschild Unterberg Towbin, in their corporate finance and brokerage sales divisions. He began his Wall Street career at Morgan Stanley & Co.

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

in 1978 as a director of their computer systems department. Prior to that, Mr. Purjes was a manager at Citibank and at Philip Morris International in their computer systems areas. Mr. Purjes earned B.S. and M.S. degrees in computer science from the City College of New York School of Engineering.

      Erez Shachar has served as the Company's President and Chief Executive Officer since July 1997 and as a Director of the Company since October 1997. Mr. Shachar has also served as a Director of certain of the Company's subsidiaries, including Nur Europe S.A., Nur America Inc. and Nur Media Solutions S.A. since January 1998. Prior to joining the Company, from 1989 to 1997 Mr. Shachar has served in various research and development, marketing, sales, and senior management positions with Scitex Corporation. Mr. Shachar's last position in Scitex was Vice President of Sales and Marketing of Scitex Europe, and prior thereto Mr. Shachar held several positions in the marketing organization of Scitex Europe. Prior to joining Scitex Europe, Mr. Shachar was a software developer within the research and development group of Scitex. Mr. Shachar holds a B.S. in mathematics and computer science from Tel Aviv University, and a M.B.A. degree from INSEAD, France.

      Yoram Ben-Porat has served as a Director of the Company since March 1991. Since October 1993, Mr. Ben-Port has served as Director and President of Nur Media Solutions S.A., a Company subsidiary. Since October 1993, Mr. Ben-Porat has served as the Chief Executive Officer and Deputy Chairman of the Board of Directors of Nur International. He was among the founders of the Company and between January and September 1993, he served as the Chief Executive Officer of the Company. From 1987 until December 1992, Mr. Ben-Porat served as Research and Development and Business Development Manager of Nur Outdoor and Nur Focus. Prior thereto, he was an independent consultant to metal finishing process companies in the high technology industry. Mr. Ben-Porat holds a degree in economics and marketing from the Tel Aviv College of Management and Administration.

      Robert L. Berenson has served as a Director of the Company since July 1998. Mr. Berenson is President of Grey Advertising Inc., the second largest advertising agency in the United States and sixth largest in the world. He joined Grey in 1964 as an Assistant Account Executive, rose through the ranks to become the youngest Executive Vice President in the company's history in 1977 and took his present position as President in 1989. Mr. Berenson is also a Director of the Better Business Bureau of New York, the Advertising Educational Foundation and the Federal Law Enforcement Foundation. He holds a B.S./B.A. degree in journalism and marketing from Syracuse University and an M.S. degree in journalism from the Medill School at Northwestern University.

      Roni Ferber has served as a Director of the Company since July 1998. Since 1991, Mr. Ferber has served as a Financial and Economic Consultant. Mr. Ferber also serves on the Board of Directors of Omnitech Eichut Ltd., International Software Group Ltd., Zvi Zorfati Ltd. and Afikim Consulting and Investments Ltd. From 1986 to 1992, Mr. Ferber served as a Director and member of the executive committee and of the investment committee of Caesarea - Edmond Benjamin de Rothschild Foundation. During that time he also served as a Director and member of the executive committee of the Caesarea Development Corporation. From 1967 to 1991, Mr. Ferber served as a Director and co-founder of Nikuv Computers Ltd., the first Israeli software company to be listed on the Tel Aviv Stock Exchange. From 1986 to 1991, Mr. Ferber served as

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CEO of Nikuv Computers Ltd. Mr. Ferber holds a B.A. in economics from Hebrew
University and a B.A. in Semitic languages from Tel Aviv University. Mr. Ferber is fluent in Hebrew, Arabic, English, French, German and Italian.

      Robert F. Hussey has served as a Director of the Company since the fourth quarter of 1997. Prior to joining the Company, from June 1991 to April 1997, Mr. Hussey served as the President and Chief Executive Officer of Metrovision of North America. Prior thereto, from 1984 to 1991, Mr. Hussey served as the President, Chief Executive Officer and Director of POP Radio Corp., a company which he helped form. From 1979 to 1984, Mr. Hussey served as the Vice President/Management Supervisor for Grey Advertising, Inc. From 1977 to 1979, Mr. Hussey was the Director of Financial Advertising for E.F. Hutton. Prior thereto, from 1973 to 1977, Mr. Hussey served as a Senior Financial Analyst and Product Manager for American Home Products, Inc. Mr. Hussey holds a B.S. degree in finance and a M.B.A. degree in international finance from Georgetown University.

      The Board of Directors recommends a vote "for" all the nominees to the Board of Directors.

                               3. REAPPOINTMENT OF
                         INDEPENDENT PUBLIC ACCOUNTANTS

      The Board recommends that the shareholders reappoint the accounting firm of Kost Forer & Gabbay as the independent public accountants of the Company for the fiscal year ending December 31, 1998, and until the next Annual General Meeting of Shareholders, and empower the Board to determine the basis of their compensation. Kost Forer & Gabbay have no relationship to the Company or with any affiliate of the Company, except as auditors. At the Meeting, the Board will propose that the following Ordinary Resolution be adopted:

      "RESOLVED, that the Company's independent public accountants, Kost Forer & Gabbay, be, and they hereby are, reappointed as independent public accountants of the Company for the fiscal year ending December 31, 1998, and until the next Annual General Meeting, and that the Board of Directors be, and it hereby is, authorized to fix the compensation of said independent public accountants in accordance with the volume and nature of their services."

      Representatives of Kost Forer & Gabbay have been invited to be present at the Meeting, and will have an opportunity to make a statement, if so desired, and to respond to appropriate questions.

      Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby "for" the proposal.

      The Board of Directors recommends a vote "for" approval of this proposed resolution.

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


     4. INCREASE IN THE NUMBER OF SHARES AUTHORIZED FOR ISSUANCE UNDER THE
                        COMPANY'S 1997 STOCK OPTION PLAN

      The Board of Directors recommends that the shareholders approve an increase in the number of Ordinary Shares authorized under the Company's 1997 Plan from 1,200,000 to 1,700,000 Ordinary Shares. The 1997 Plan provides for the granting of service and non-employee options to officers, directors, employees and consultants to the Company on the basis of past or future services. For a description of the 1997 Plan and the Company's other proposed and adopted stock option plans, see Section A.5, Adoption of the 1998 Non-Employee Director Share Option Plan, and Section E. Compensation of Directors and Executive Officers Existing Stock Option Plans, below.

      The 1997 Plan, which was originally adopted in 1997, currently authorizes the grant of options to purchase up to 1,200,000 Ordinary Shares in order to attract and retain the growing number of employees and officers being hired in connection with the Company's business.

      On October 26, 1998, in light of the expansion of the Company's workforce and business, the Board resolved, among other things, to increase the number of Ordinary Shares available under the 1997 Plan from 1,200,000 to 1,700,000, subject to the approval of the shareholders at the Meeting.

      At the Meeting, the Board of Directors will propose that the following Ordinary Resolution be adopted:

      "RESOLVED, that the increase to 1,700,000 Ordinary Shares which may be issued and sold pursuant to options granted under the 1997 Plan from time to time be, and hereby is, adopted."

      Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby "for" the proposal.

      The Board of Directors recommends a vote "for" this proposed resolution.

                 5. ADOPTION OF THE 1998 NON-EMPLOYEE DIRECTOR
                                SHARE OPTION PLAN

      The Board will present at the Meeting for shareholder approval a resolution, approved by the Audit Committee and the Board on October 25, 1998 and October 26, 1998, respectively, to adopt a Share Option Plan for Non-Employee Directors that would provide for grants of options to purchase Ordinary Shares to non-employee directors of the Company (the "1998 Plan"). The form of 1998 Plan is attached hereto as Exhibit A. The 1998 Plan would be administered by a committee appointed by the Board consisting of directors not eligible for awards of options under the 1998 Plan (the "Committee"). An aggregate amount of not more than 250,000 Ordinary Shares would be reserved for grant under the 1998 Plan. The 1998 Plan will expire on December 8, 2008 (10 years after adoption), unless earlier terminated by the Board.

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

      Under the 1998 Plan, each non-employee director serving on the 1998 "Grant Date," as defined below, would automatically receive an option to purchase 10,000 Ordinary Shares on such Grant Date and on each subsequent Grant Date thereafter provided that he or she is a non-employee director on the Grant Date and has served for the entire period since the last Grant Date. The "Grant Date" means, with respect to 1998, October 26, 1998, and with respect to each subsequent year, August 1. Directors first elected or appointed after the 1998 Grant Date, would automatically receive on such Director's first day as a Director an option to purchase up to 10,000 Ordinary Shares prorated based on the number of full months of service between the prior Grant Date and the next Grant Date. Each such non-employee director would also automatically receive, as of each subsequent Grant Date, an option to purchase 10,000 Ordinary Shares provided he or she is a non-employee director on the Grant Date and has served for the entire period since the last Grant Date.

      The exercise price of the option shares under the 1998 Plan would be 100% of the Fair Market Value (as defined below) of such Ordinary Shares at the time of issuance of such options (the "Date of Grant"). The "Fair Market Value" would mean, as of any date, the average closing bid and sale prices of the Ordinary Shares for the date in question as furnished by the National Association of Securities Dealers, Inc. through Nasdaq or any similar organization if Nasdaq is no longer reporting such information, or such other market on which the Ordinary Shares are then traded, or if not then traded, as determined in good faith (using customary valuation methods) by resolution of the members of the Board of Directors of the Company, based on the best information available to it. The exercise price shall be paid in cash.

      The term of each option granted under the 1998 Plan would be ten (10) years from the applicable Date of Grant. All options granted would vest immediately after issuance.

      The options granted would be subject to restrictions on transfer, sale or hypothecation. All options and Ordinary Shares issuable upon the exercise of options granted to the non-employee directors of the Company could be withheld until the payment of taxes due with respect to the grant and exercise (if any) of such options.

      Upon the approval of the 1998 Plan, the Company will issue to four elected non-employee directors options under the 1998 Plan to purchase an aggregate of 40,000 Ordinary Shares at a Fair Market Value exercise price, pending and subject to the action of the shareholders on the proposal to elect such directors.

      At the Meeting, the Board will propose that the following Ordinary Resolution be adopted:

      "RESOLVED, that the form of the 1998 Non-Employee Director Stock Option Plan, in the form attached to the Company's Proxy Statement dated November 13, 1998 as Exhibit A, (allotting 250,000 Ordinary Shares), be, and hereby is, adopted and that issuance of options thereunder to present and future non-employee directors be, and hereby is, approved."

      Upon receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby "for" the proposal.

      The Board of Directors recommends a vote "for" this proposed resolution.


6.                    APPROVAL OF CERTAIN COMPENSATION ARRANGEMENTS

      The Board will present at the Meeting for shareholder approval a resolution approved by the Audit Committee and the Board on October 25, 1998 and October 26, 1998, respectively, as to terms of compensation for the President and Chief Executive Officer and a certain member of the Board.

      The Board and the Audit Committee, subject to shareholder approval, have approved the following:

(a) Compensation to Erez Shachar. An amendment to the terms of employment of Mr. Erez Shachar, in the capacity of President and Chief Executive Officer of the Company, pursuant to which Mr. Shachar's annual salary will be increased to $175,000, effective as of January 1998. In addition, Mr. Shachar will receive a bonus of $20,000, in recognition of his performance in 1998, and will be granted options, under the 1997 Plan, to purchase an additional 50,000 Ordinary Shares at an exercise price of $2.25 per share. The options will be exercisable until October 26, 2008, and will vest as follows: options to purchase 20,000 Ordinary Shares immediately, options to purchase an additional 15,000 Ordinary Shares as of October 1, 1999 and options to purchase the remaining 15,000 Ordinary Shares as of October 1, 2000.

(b) Compensation to Yoram Ben-Porat. An option, granted under the Company's 1997 Plan, to Mr. Ben-Porat, a Director of the Company, to purchase 12,000 Ordinary Shares at an exercise price of $1.75 per share. Of such option, the option to purchase 4,000 Ordinary Shares is fully vested and exercisable and the option to purchase the remaining 8,000 Ordinary Shares will vest and be exercisable as follows: 4,000 Ordinary Shares commencing on October 1, 1999 and an additional 4,000 Ordinary Shares commencing on October 1, 2000. The option is exercisable until October 1, 2008.

      At the Meeting, the Board will propose that the following Ordinary Resolution be adopted:

      "RESOLVED, that the terms and proposed terms of compensation paid and to be paid by the Company to the officer and the member of the Board, presented to the Annual General Meeting of Shareholders and described in the Company's Proxy Statement dated November 13, 1998, be, and they hereby are, approved."

      Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby "for" the proposal.

      The Board of Directors recommends a vote "for" approval of this proposed resolution.

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

                                7. OTHER BUSINESS

      The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Board knows of no business that will be presented for consideration at the Meeting other than the foregoing matters. If other matters not now known properly come before the Meeting, however, it is intended that the persons named as proxies or their substitutes will vote the shares in accordance with their best judgment with respect to such matters.


                           C. PRINCIPAL SHAREHOLDERS

      The following table sets forth certain information regarding the beneficial ownership of the Company's Ordinary Shares as of October 9, 1998, by
(a) each person known by the Company to be the beneficial owner of more than 10% of the outstanding Ordinary Shares and (b) all of the Company's executive officers and directors as a group (9 persons). All of the information with respect to beneficial ownership by the Company's directors, executive officers and beneficial owners has been furnished by the respective director, executive officer, or beneficial owner, as the case may be. The Company believes that the persons named in this table have sole voting and investment power with respect to the Ordinary Shares indicated.

                                                           Percentage of
                                     Ordinary Shares      Ordinary Shares
                                   Beneficially Owned    Beneficially Owned
                                   ------------------    ------------------

Dan Purjes*                             3,848,263              33.95%

All current executive officers
and directors as a group (9
persons)                                4,900,818              42.33%

---------------------
* Dan Purjes is Chairman of the Company and Chairman of Josephthal & Co. Inc. See "Interest of Management in Certain Transactions."

                   D. THE BOARD OF DIRECTORS AND ITS COMMITTEES

      The Board of Directors is composed of the following six members, each of which is up for reelection: Dan Purjes, Erez Shachar, Yoram Ben-Porat, Robert L. Berenson, Roni Ferber and Robert F. Hussey.

Terms of Directors

      The members of the Board are elected annually at the Company's general meeting and remain in office until the next annual general meeting of the Company, unless the director has previously resigned, vacated his office, or was removed in accordance with the Company's Articles of Association. In addition, the Board may elect additional members to the Board.

Committees of the Board of Directors

      The Company's Articles of Association provide that the Board may delegate all of its powers to committees of the Board as it deems appropriate, subject to the provisions of the Israeli Companies Ordinance (New Version) 1983, as amended (the "Companies Ordinance").

      Approval of Certain Transactions under the Companies Ordinance; Audit Committee

      The Company is subject to the provisions of the Companies Ordinance. The Companies Ordinance requires disclosure by an "Office Holder" (as defined below) to the Company in the event that an Office Holder has a direct or indirect personal interest in a transaction to which the Company intends to be a party, and codifies the duty of care and fiduciary duties which an Office Holder has to the Company. An "Office Holder" is defined in the Companies Ordinance as a director, managing director, chief business manager, executive vice president, vice president, other manager directly subordinate to the managing director and any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title.

      The Companies Ordinance requires that certain transactions, actions, and arrangements must be approved by an audit committee of the Company's Board (the "Audit Committee") meeting certain criteria defined in the Companies Ordinance, and by the Board itself. In certain circumstances, shareholder approval is also required. The Audit Committee must be comprised of members of the Board who are not employees of the Company, and the majority of members of the Audit Committee may not be holders, directly or indirectly through family members, of more than five percent of the Ordinary Shares.

      The Company has appointed an Audit Committee consisting of Robert L. Berenson, Roni Ferber, and Robert F. Hussey. Approval by the Audit Committee and the Board is required for (i) proposed transactions to which the Company intends to be a party in which an Office Holder has a direct or indirect personal interest, (ii) actions or arrangements which may otherwise be deemed to constitute a breach of fiduciary duty or of the duty of care of an Office Holder to the Company, (iii) arrangements with directors as to the terms of office or compensation, and (iv) indemnification of Office Holders. Arrangements with directors as to the terms of their service or compensation also require shareholder approval. All arrangements as to compensation of Office Holders who are not directors require approval of the Board. In certain circumstances, the matters referred to in (i), (ii), and (iv) may also require shareholder approval.

      Office holders (including directors) who have a personal interest in a matter which is considered at a meeting of the Board or the Audit Committee may not be present at such meeting, may not participate in the discussion, and may not vote on any such matter, except that such Office Holders may consent in writing to resolutions adopted by the Board and/or the Audit Committee by unanimous consent.

      Stock Option Committee

      In March 1998, the Company established a committee to administer the Company's stock option plans (the "Stock Option Committee"). The Stock Option Committee is charged with administering and overseeing the allocation and distribution of stock options under the approved stock option plans of the Company, the 1997 Plan and the 1995 Plan. The Stock Option Committee is presently comprised of three members: Dan Purjes, Roni Ferber and Robert F. Hussey.

Alternate Directors

      The Articles of Association provide that, subject to the Board's approval, a director may appoint, by written notice to the Company, any individual (whether or not such person is then a member of the Board) to serve as an alternate director. Any alternate director shall have all of the rights and obligations of the director appointing him or her, except the power to appoint an alternate (unless the instrument appointing him or her expressly provides otherwise). The alternate director may not act at any meeting at which the director appointing him or her is present. Such alternate may act as the alternate for several directors and have the corresponding number of votes. Unless the appointing director limits the time period or scope of any such appointment, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director's term. Currently, there are no alternate directors.

Number of Directors

      Unless otherwise prescribed by an Ordinary Resolution of the Company, the Board shall consist of not less than four (4) nor more than twelve (12) directors. The directors may at any time appoint any person to serve as a director, either as a replacement for a vacated office or in order to increase the number of directors, subject to the condition that the number of directors shall not exceed the maximum established by the Articles of Association. Any so appointed director shall remain in office until the next Annual General Meeting, at which he may be reelected.

             E. COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

      For the year ended December 31, 1997, the aggregate compensation paid by the Company to the directors and executive officers of the Company (a total of 9 persons) amounted to approximately $813,000. In October 1997, the Company undertook to pay its Board members who are not employees of the Company remuneration for their services as directors. This remuneration includes an annual payment of $5,000 and an additional payment of $250 per meeting.

      Following the initial public offering of the Company's shares in October 1995, the Company issued 155,000 warrants to Josephthal & Co. Inc. These warrants are exercisable into 155,000 Ordinary Shares of the Company, at an exercise price of $7.20 per share, no later than October 2000. Of these warrants, 84,119 have been transferred to Dan Purjes, the Chairman of the Company and the Chairman of Josephthal. The remaining 70,881 warrants have been transferred to other employees and affiliates of Josephthal. See "Interest of Management in Certain Transactions."

      Between September and December 1997, the Company effected a private offering of its Ordinary Shares in the United States, for which Josephthal acted as exclusive placement agent. As compensation for its services, Josephthal received fees of $339,000 and warrants to purchase

400,000 Ordinary Shares at an exercise price of $1.00. Of these warrants, 120,000 have been transferred to Dan Purjes, the Chairman of the Company and the Chairman of Josephthal. The remaining warrants have been transferred to other employees and affiliates of Josephthal. See "Interest of Management in Certain Transactions."

      In addition, the directors and officers of the Company hold, in the aggregate, options exercisable into 697,000 Ordinary Shares of the Company, not including the 40,000 options to be issued under the 1998 Plan subject to shareholder approval.

Existing Stock Option Plans

      1995 Stock Option Plan

      In 1995, the Company's Board adopted a Flexible Stock Incentive Plan (the "1995 Plan") that provides for grants to employees and consultants of the Company of stock options. An aggregate amount of not more than 500,000 stock options is available for grant under the 1995 Plan, including options for future services (such options, "Service Options"), options for performance (such options, "Performance Options"), and options to consultants for service or performance (such options, "Consultant Options").

      The Company's Board determines the employees and consultants who are granted options under the 1995 Plan, the timing of such grants, the terms thereof, and the number of shares to be covered thereby. The Board also determines the exercise price for Ordinary Shares subject to the Performance and Consultants Options under the 1995 Plan and the exercise price for the Service Options, provided that in no case shall the exercise price of any Service Option be less than 80% of the fair market value of such Ordinary Shares at the date of grant (the "Date of Grant"). Service Options usually vest over a four-year period. One-third of the Service Options vest after the second annual anniversary of the Date of Grant with an additional one-third vesting on the third and fourth anniversary of the Date of Grant, respectively. Performance Options vest under the same terms as applicable to the Service Options. Consultants Options vest over a specified period of time based on past or future services rendered or performance targets to be achieved by the Company as determined by the Board. Notwithstanding the foregoing, the Consultants Options vest ten years following the Date of Grant. No option may be assigned or transferred except by will or the laws of descent and distribution.

      The Company's 1995 Plan provides that it is to be administered by the Board or by a committee appointed by the Board and is currently administered by the Stock Option Committee. The Stock Option Committee has broad discretion to determine the persons entitled to receive options under the 1995 Plan, the terms and conditions on which options are granted, and the number of Ordinary Shares subject thereto, up to an aggregate amount of 500,000 Ordinary Shares.

      Under the 1995 Plan for Israeli employees, options and Ordinary Shares issuable upon the exercise of options granted to Israeli employees of the Company can be held in a trust until the payment of all taxes due with respect to the grant and exercise (if any) of such options.

      1997 Stock Option Plan

      In 1997, the Company's Board adopted the 1997 Plan that provides for grants to employees and consultants of the Company of stock options. An aggregate amount of not more than 1,200,000 stock options are available for grant under the 1997 Plan. This Proxy Statement includes a proposal to increase the number of Ordinary Shares that can be issued under options granted under the 1997 Plan to 1,700,000.

      The Company's 1997 Plan provides that it is to be administered by the Board or by a committee appointed by the Board and is currently administered by the Stock Option Committee. The Stock Option Committee has broad discretion to determine the persons entitled to receive options under the 1997 Plan, the terms and conditions on which options are granted, and the number of Ordinary Shares subject thereto, up to the maximum aggregate amount permitted under the 1997 Plan. The Stock Option Committee also has discretion to determine the purchase price to be paid upon the exercise of an option granted under the 1997 Plan.

      The exercise price of the option shares under the 1997 Plan is determined by the Committee; provided, however, that the exercise price of any option granted shall not be less than eighty percent (80%) of the Stock Value (as defined below) at the time of the issuance of such options (the "Date of Grant"). The "Stock Value" at any time is equal to the then current Fair Market Value (as defined below) of the Company's Ordinary Shares. For purposes of the 1997 Plan, the "Fair Market Value" means, as of any date, the last reported sale price, on such date, of the Ordinary Shares on such principal securities exchange of the most recent prior date on which a sale of the Ordinary Shares took place.

      The Stock Option Committee determines the term of each option granted under the 1997 Plan; provided, however, that the term of an option shall not be for more than ten (10) years. Upon termination of employment, all unvested options lapse. All options granted vest over a four-year period. One-third of such options vest after the second anniversary of the Date of Grant, one-third after the third anniversary, and the final third after the fourth anniversary of the Date of Grant. Notwithstanding the foregoing, the Stock Option Committee may determine different vesting scheduled for service options granted to employees in special circumstances.

      The options granted are subject to restrictions on transfer, sale, or hypothecation. All options and Ordinary Shares issuable upon the exercise of options granted to Israeli employees of the Company are held in trust for a minimum of two years in accordance with Section 102 of the Israel Income Tax Ordinance.

                 F. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Private Placement and Other Payments and Grants

      Between September and December 1997, the Company effected a private offering of its Ordinary Shares in the United States, for which Josephthal & Co. Inc. acted as exclusive placement agent. As of October 9, 1998, the Chairman of Josephthal, Dan Purjes, who is also the Company's Chairman, beneficially owns approximately 33.95% of the Company's Ordinary Shares, and other individuals affiliated with Josephthal beneficially own approximately 9.24% of the Company's Ordinary Shares. As compensation for its services as the Company's exclusive placement agent, Josephthal received fees of $339,000 and warrants to purchase 400,000 Ordinary Shares at an exercise price of $1.00 per share. Payment to Josephthal in consideration for the banking services rendered by Josephthal to the Company has been approved by the Company's shareholders as part of its annual meeting in October 1997.

      From April through October 1997, an individual employed by Josephthal was the Company's acting Chief Financial Officer, for which he received compensation of approximately $45,000, and Dan Purjes received $20,000 in compensation for his services as Chairman of the Board of Directors of the Company. Dan Purjes, Chairman of the Company and Josephthal, and two individuals who are officers of Josephthal and were simultaneously directors of the Company were granted options under a company stock option plan to purchase in the aggregate 500,000 Ordinary Shares of the Company at $1.25 per share. The foregoing payments and grants were approved by the Company's shareholders at its annual meeting in October 1997.

Certain Facilities and Related Legal Proceedings

      The Company's main facilities in Magshimim, Israel (the "Facilities") include two adjacent buildings, each building of approximately 6,500 square feet which the Company uses as its headquarters and as a research and development facility. The buildings are situated on a plot of land leased to Moshe Nur and his wife by the Israel Lands Authority, located near Ben-Gurion International Airport. Moshe Nur was the Company's Chairman and its major shareholder until April 1997.

      In September, 1998, the district court of Tel Aviv approved a settlement agreement among the Company and several other parties that, together with other settlement agreements, resolved all material claims relating to Moshe Nur and his affiliated companies, which were involved in various insolvency proceedings. The parties to the court approved settlement agreement were the Company, the special manager for Moshe Nur's assets in his bankruptcy proceedings, Moshe Nur, and other of his family members. The parties to the other settlement agreements included two Israeli banks, and the temporary receiver of Nur Outdoor Advertising Ltd. (a company formerly affiliated with Mr. Nur).

      According to the agreements, all material claims against the Company relating to the lease of the Facilities, alleged breach of contracts and alleged debts owed to any of the above mentioned parties were dismissed. Specifically, the Company reached an agreement with Moshe Nur's receiver (and certain creditors) pursuant to which the Company may continue to lease the Facilities until July 2000 without payment of rent. This rent-free use of the Facilities was granted to the Company as set against payment previously made and accounted for as pre-paid rent. Separately, claims related to the ownership of the Company's shares have been resolved and the temporary injunction on the issuance of securities by the Company was lifted.

                                    EXHIBIT A







                  1998 NON-EMPLOYEE DIRECTOR SHARE OPTION PLAN

                             NUR MACROPRINTERS LTD.

                 SHARE OPTION PLAN FOR NON-EMPLOYEE DIRECTORS

                                TABLE OF CONTENTS
                                                                            Page

SECTION 1      SHAREHOLDER APPROVAL AND PURPOSE..............................1
      1.1   Shareholder Approval.............................................1
      1.2   Purpose of the Plan..............................................1
SECTION 2      DEFINITIONS...................................................1
      2.1   "Award"..........................................................1
      2.2   "Board"..........................................................1
      2.3   "Committee"......................................................1
      2.4   "Company"........................................................1
      2.5   "Director".......................................................1
      2.6   "Disability".....................................................1
      2.7   "Exercise Price".................................................1
      2.8   "Fair Market Value"..............................................1
      2.9   "Grant Date".....................................................2
      2.10  "Non-Employee Director"..........................................2
      2.11  "Option".........................................................2
      2.12  "Option Agreement"...............................................2
      2.13  "Participant"....................................................2
      2.14  "Plan"...........................................................2
      2.15  "Shares".........................................................2
      2.16  "Subsidiary".....................................................2
      2.17  "Termination of Service".........................................2
SECTION 3      ADMINISTRATION................................................2
      3.1   The Committee....................................................2
      3.2   Authority of the Committee.......................................2
      3.3   Decisions Binding................................................3
SECTION 4      SHARES SUBJECT TO THE PLAN....................................3
      4.1   Number of Shares.................................................3
      4.2   Lapsed Awards....................................................3
      4.3   Adjustments in Awards and Authorized Shares......................3
SECTION 5      SHARE OPTIONS.................................................3
      5.1   Granting of Options..............................................3
      5.2   Terms of Options.................................................4
      5.3   Payment..........................................................4
      5.4   Options are not Incentive Share Options..........................5
SECTION 6      MISCELLANEOUS.................................................5
      6.1   No Effect on Service.............................................5

      6.2   Successors.......................................................5
      6.3   Beneficiary Designations.........................................5
      6.4   Nontransferability of Awards.....................................6
      6.5   No Rights as Shareholder.........................................6
      6.6   Withholding Requirements.........................................6
SECTION 7      AMENDMENT, TERMINATION, AND DURATION..........................6
      7.1   Amendment or Termination.........................................6
      7.2   Duration of the Plan.............................................6
SECTION 8      LEGAL CONSTRUCTION............................................6
      8.1   Gender and Number................................................6
      8.2   Severability.....................................................6
      8.3   Requirements of Law..............................................6
      8.4   Compliance with Rule 16b-3.......................................7
      8.5   Governing Law....................................................7
      8.6   Captions.........................................................7

                 SHARE OPTION PLAN FOR NON-EMPLOYEE DIRECTORS


      NUR MACROPRINTERS LTD. hereby adopts the NUR Macroprinters Ltd. Share Option Plan for Non-Employee Directors, effective as of December 8, 1998, as follows:

                                   SECTION 1
                        SHAREHOLDER APPROVAL AND PURPOSE

      1.1 Shareholder Approval. At the Company's December 8, 1998 Annual Meeting of Shareholders, the Plan, as amended, was ratified by an affirmative vote of the holders of a majority of the Shares which were present in person or by proxy and entitled to vote at the Meeting.

      1.2 Purpose of the Plan. The Plan is intended to closely align the interests of the Non-Employee Directors with the interests of the Company's shareholders. This is achieved by making a significant portion of Non-Employee Director compensation directly related to the total return performance of the Shares. The Plan also is intended to encourage Share ownership on the part of Non-Employee Directors.

                                    SECTION 2
                                   DEFINITIONS

      The following words and phrases shall have the following meanings unless a different meaning is plainly required by the context:

      2.1 "Award" means, individually or collectively, a grant under the Plan of an Option.

      2.2 "Board" means the Board of Directors of the Company.

      2.3 "Committee" means the committee appointed pursuant to Section 3.1 to administer the Plan.

      2.4 "Company" means NUR Macroprinters Ltd., an Israeli corporation, or any successor thereto.

      2.5 "Director" means any individual who is a member of the Board.

      2.6 "Disability" means a permanent and total disability, as determined by the Committee (in its discretion) in accordance with uniform and non-discriminatory standards adopted by the Committee from time to time.

      2.7 "Exercise Price" means the price at which a Share may be purchased by a Participant pursuant to the exercise of an Option.

      2.8 "Fair Market Value" means the average closing bid and sale prices of the Shares for the date in question as furnished by the National Association of Securities Dealers, Inc. through Nasdaq or any similar organization if Nasdaq is no longer reporting such information, or such other market on which the Shares are then traded, or if not then traded as determined in good faith (using customary valuation methods) by resolution of the members of the Board of Directors of the Company, based on the best information available to it.

      2.9 "Grant Date" means, with respect to 1998, October 26, 1998 and, with respect to each subsequent calendar year, August 1. For example, for 1999, the Grant Date is August 1, 1999. With respect to a particular Award, "Grant Date" means the particular Grant Date on which the Award was granted. Notwithstanding the preceding, a Non-Employee Director who is first elected or appointed on other than December 8, 1998, shall have only an initial Grant Date coincident with the date of his or her commencement of service on the Board.

      2.10 "Non-Employee Director" means a Director who is an employee of neither the Company nor of any Subsidiary.

      2.11 "Option" means an option to purchase Shares granted pursuant to
Section 5.

      2.12 "Option Agreement" means the written agreement setting forth the terms and provisions applicable to each Option granted under the Plan.

      2.13 "Participant" means a Non-Employee Director who has an outstanding Award.

      2.14 "Plan" means NUR Macroprinters Ltd. Share Option Plan for Non-Employee Directors, as set forth in this instrument and as hereafter amended from time to time.

      2.15 "Shares" means the Ordinary Shares of the Company NIS 1.0 nominal value.

      2.16 "Subsidiary" means any corporation in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain then owns shares possessing fifty percent (50%) or more of the total combined voting power of all classes of shares in one of the other corporations in such chain.

      2.17 "Termination of Service" means a cessation of the Participant's service on the Board for any reason.

                                   SECTION 3
                                 ADMINISTRATION

      3.1 The Committee. The Plan shall be administered by the Committee. The Committee shall consist of one or more Directors who shall be appointed by, and serve at the pleasure of, members of the Company's Board who are not eligible to receive Awards under the Plan. The Committee shall be comprised solely of a Director or Directors who are not eligible to receive Awards under the Plan.

      3.2 Authority of the Committee. It shall be the duty of the Committee to administer the Plan in accordance with the Plan's provisions. The Committee shall have all powers and discretion necessary or appropriate to administer the Plan and to control its operation, including, but not limited to, the power to
(a) interpret the Plan and the Awards, (b) adopt rules for the administration, interpretation and application of the Plan as are consistent therewith, (c) interpret, amend or revoke any such rules, and (d) adopt such procedures and subplans as are necessary or appropriate to permit participation in the Plan by Non-Employee Directors who are non-Israeli nationals or employed outside of Israel.

      3.3 Decisions Binding. Subject to the provisions of any applicable law, all determinations and decisions made by the Committee related to the Plan and its application shall be final, conclusive, and binding on all persons, and shall be given the maximum deference permitted by law.

                                   SECTION 4
                           SHARES SUBJECT TO THE PLAN

      4.1 Number of Shares. Subject to adjustment as provided in Section 4.3, the total number of Shares available and reserved for grant under the Plan shall not exceed 250,000. Shares granted under the Plan shall be taken from the Company's authorized but unissued Shares.

      4.2 Lapsed Awards. If an Award terminates or expires for any reason, any Shares subject to such Award again shall be available to be the subject of an Award.

      4.3 Adjustments in Awards and Authorized Shares. In the event of any merger, reorganization, consolidation, recapitalization, separation, liquidation, share dividend, split-up, Share combination, or other change in the corporate structure of the Company affecting the Shares, the Committee shall adjust the number and class of Shares which may be delivered under the Plan, and the number, class, and Exercise Price of Shares subject to outstanding Awards and future grants, in such manner as the Committee (in its sole discretion) shall determine to be appropriate to prevent the dilution or diminution of such Awards. Notwithstanding the preceding, the number of Shares subject to any Award always shall be a whole number.

                                    SECTION 5
                                  SHARE OPTIONS

      5.1 Granting of Options.

          5.1.1 Directors serving on the 1998 Grant Date. Each Non-Employee Director who is such on the 1998 Grant Date, shall automatically receive, as of the 1998 Grant Date, an Option to purchase 10,000 Shares. Each Non-Employee who has received an Option pursuant to the preceding sentence shall also automatically receive, as of each subsequent Grant Date, an Option to purchase 10,000 Shares, provided that the individual shall receive an Option on any such subsequent Grant Date only if he or she both (a) is a Non-Employee Director on the Grant Date, and (b) has served as a Non-Employee Director for the entire period since the last Grant Date.

          5.1.2 Directors first elected or appointed after the 1998 Grant Date. Each Non-Employee Director who first becomes such after the 1998 Grant Date, automatically shall receive on his or her initial Grant Date an option to purchase up to 10,000 Shares prorated based on the number of full months of service between the prior annual Grant Date and the next Grant Date. A Director joining the Board on or before the 15th day of the month will receive credit for service for the full month. For example, (a) if a Non-Employee Director joins the Company as such on June 15, 1999 such Director would be entitled to an initial grant of options to purchase 2,222 Shares and (b) if a Non-Employee Director joined the Company on June 15th of any subsequent year, such Director would be entitled to an initial grant of options to purchase 1,667 Shares. Each such Non-Employee Director also shall automatically receive, as of each subsequent Grant Date, an Option to purchase 10,000 Shares annually, provided that the individual shall receive an Option on any such Grant Date only if he or she both (y) is a Non-Employee Director on the Grant Date, and (z) has served as a Non-Employee Director for the entire period since the last Grant Date.

      5.2 Terms of Options.

          5.2.1 Option Agreement. Each Option granted pursuant to this Section 5 shall be evidenced by a written Option Agreement (satisfactory to the Committee) which shall be executed by the Participant and the Company.

          5.2.2 Exercise Price. The Exercise Price for the Shares subject to each Option shall be 100% of the Fair Market Value of such Shares on the applicable Grant Date.

          5.2.3 Exercisability. Each Option granted pursuant to Section 5.1 shall become fully exercisable immediately upon issuance.

          5.2.4 Expiration of Options. Each Option shall terminate upon the first to occur of the following events:

          (a) The expiration of ten (10) years from the applicable Grant Date;

          (b) The expiration of three (3) months from the date of the Participant's Termination of Service prior to age 70 for any reason other than the Participant's death or Disability, provided that the Committee, subject to subsequent shareholder approval, may determine to extend such period to a maximum of five years;

          (c) The expiration of two (2) years from the date of the Participant's Termination of Service by reason of Disability; or

          (d) The expiration of one (1) year from the date of the Participant's Termination of Service at or after age 70 for any reason other than the Participant's death or Disability.

          5.2.5 Death of Director. Notwithstanding Section 5.2.4, if a Director dies prior to the expiration of his or her Option(s) in accordance with Section 5.2.4, his or her Option(s) which are exercisable on the date of his or her death shall terminate one (1) year after the date of death.

     5.3 Payment. Options shall be exercised by the Participant's delivery of a written notice of exercise (satisfactory to the Committee) to the Company in care of Chief Financial Officer, 5 David Navon Street, Moshav Magshimim 56910, Israel, or at such other address as Company may hereafter designate in writing, setting forth the number of Shares with respect to which the Option is to be exercised, and accompanied by full payment for the Shares. Upon the exercise of any Option, the Exercise Price shall be payable to the Company in full in cash. As soon as practicable after receipt of a written notification of exercise and full payment for the Shares purchased, the Company shall deliver to the Participant (or the Participant's designated broker), Share certificates (which may be in book-entry form) representing such Shares.

     5.4 Options are not Incentive Share Options. Options are not intended to be incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code and Options granted to Israeli Participants will be treated as section 3(i) Options for Israeli Tax purposes.

     5.5   Conditions Upon Issuance of Shares

          5.5.1 Investment Representation. As a condition to the exercise of an Option, the Committee may require the person exercising such Option to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, upon the advice of counsel for the Company, such representation is required.

          5.5.2 Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which requisite authority shall not have been obtained.

                                    SECTION 6
                                  MISCELLANEOUS

      6.1 No Effect on Service. Nothing in the Plan shall (a) create any obligation on the part of the Board to nominate any Participant for reelection by the Company's shareholders, or (b) interfere with or limit in any way the right of the Company to terminate any Participant's service.

      6.2 Successors. All obligations of the Company under the Plan shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business or assets of the Company.

      6.3 Beneficiary Designations. If permitted by the Committee, a Participant may name a beneficiary or beneficiaries to whom any vested but unpaid Award shall be paid in the event of the Participant's death. Each such designation shall revoke all prior designations by the Participant and shall be effective only if given in a form and manner acceptable to the Committee. In the absence of any such designation, any vested benefits remaining unpaid at the Participant's death shall be paid to the Participant's estate and, subject to the terms of the Plan and of the applicable Option Agreement, any unexercised vested Award may be exercised by the administrator or executor of the Participant's estate.

      6.4 Nontransferability of Awards. No Award granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will, by the laws of descent and distribution, or to the limited extent provided in Section 6.3. All rights with respect to an Award granted to a Participant shall be available during his or her lifetime only to the Participant.

      6.5 No Rights as Shareholder. Except to the limited extent provided in
Section 6.3, no Participant (nor any beneficiary) shall have any of the rights or privileges of a shareholder of the Company with respect to any Shares issuable pursuant to exercise of an Option, unless and until certificates representing such Shares shall have been issued, recorded on the records of the Company or its transfer agents or registrars, and delivered to the Participant, beneficiary or Company (as escrow agent).

      6.6 Withholding Requirements. Prior to the delivery of any Shares or cash pursuant to an Award (or exercise thereof), the Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy governmental, federal, state, and local taxes (including the Participant's FICA obligation) required to be withheld with respect to such Award (or exercise thereof).

                                    SECTION 7
                      AMENDMENT, TERMINATION, AND DURATION

      7.1 Amendment or Termination. The Board, in its sole discretion, may amend or terminate the Plan, or any part thereof, at any time and for any reason. The amendment, suspension, or termination of the Plan shall not, without the consent of the Participant, alter or impair any rights or obligations under any Award theretofore granted to such Participant.

      7.2 Duration of the Plan. The Plan shall commence on the date specified herein, and subject to Section 7.1 (regarding the Board's right to amend or terminate the Plan), shall remain in effect thereafter for a period of ten (10) years from the date hereof.

                                    SECTION 8
                               LEGAL CONSTRUCTION

      8.1 Gender and Number. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural.

      8.2 Severability. In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

      8.3 Requirements of Law. The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules, and regulations, whether of the State of Israel or of the United States or any other state having jurisdiction over the Company and the Participant, including the registration of the Shares under United States Securities Act of 1933, and to such approvals by any governmental agencies or national securities exchanges as may be required.

      8.4 Compliance with Rule 16b-3. For the purpose of ensuring that transactions under the Plan do not subject Participants to liability under
Section 16(b) the Securities Exchange Act of 1934, as amended (the "1934 Act"), if the Participants shall become subject thereto, all transactions under the Plan are intended to comply with all applicable conditions of Rule 16b-3 promulgated under the 1934 Act, and any future regulation amending, supplementing or superseding such regulation. To the extent any provision of the Plan, Option Agreement or action by the Committee or a Participant fails to so comply, it shall be deemed null and void, to the extent permitted by law and deemed advisable by the Committee.

      8.5 Governing Law. The Plan and all Option Agreements shall be construed in accordance with and governed by the laws of the State of Israel without giving effect to any choice or conflict of law provision or rule (whether of Israeli or otherwise) which would cause the application of the laws of any jurisdiction other than Israel.

      8.6 Captions. Captions provided herein are for convenience only, and shall not serve as a basis for interpretation or construction of the Plan.

                                    EXECUTION

      IN WITNESS WHEREOF, NUR Macroprinters Ltd., by its duly authorized officer, has executed the Plan on the date indicated below.

                                          NUR MACROPRINTERS LTD.


Dated: __________, 1998                   By
                                             ---------------------------
                                                Title:
                                                Name:

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